Exhibit 99.1

Press release

Results of the Combined General Meeting on May 10, 2021

All ordinary and extraordinary resolutions have been adopted

Paris, France, Cambridge (Massachusetts, United States), May 11, 2021, 8:00 am. CEST - – Biophytis SA (Nasdaq CM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “company”), - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19 today announces the approval by a very large majority of all resolutions falling within the remit of the Combined General Meeting.

Biophytis’ combined AGM took place today behind closed doors, due to the COVID-19 pandemic.

2077 shareholders participated to the vote, holding collectively 24 994 687 shares, or a quorum of 22.37% and 22.82% of the voting rights. The 31 resolutions were approved at a majority of over 80% and were comprising in particular those ratifying the unconsolidated and consolidated accounts for fiscal year 2020 and the allocation of profit & loss for the fiscal year ended December 31, 2020 as well as extraordinary resolutions.

Stanislas Veillet, President and CEO of Biophytis, said: “I am very pleased that all the resolutions of the Combined General Meeting were approved by a very large majority. I would like to warmly thank all shareholders for their exceptional commitment that made it possible for us to hold this General Meeting and for their confidence in Biophytis by supporting at a majority of over 80% each resolution put to the vote.”

The results of the votes of the combined General Meeting will be available on Biophytis’ website from May 11, 2021, under the section - Investors - General Assembly https://www.biophytis.com/en/action/assemblees-generales/assemblee-generale/

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts.

The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its Interim Analysis of Part 1 and release of full study results. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2020 Report available on BIOPHYTIS website https://www.biophytis.com/. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

Media contact

Life Sci Advisors

Sophie Baumont/Chris Maggos

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49

Investor Relations

LifeSci Advisors, LLC

Ligia Vela-Reid

E: lvela-reid@lifesciadvisors.com